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Exhibit 12.1

	Predecessor			Issuer					Pro Forma Issuer
	For the Year Ended December 31,				For the Year Ended December 31,		For the Three Months Ended March 31,		For the Year Ended December 31,	For the Three Months Ended March 31,
			January 1, 2002 to September 2, 2002	September 3, 2002 to December 31, 2002
	2000	2001			2003	2004	2004	2005	2004	2005
	(euros in thousands)			(euros in thousands)
Consolidated pretax income from continuing operations	442,299	325,004	193,280	42,310	11,794	8,551	(3,446)	(66,387)	10,019	(15,935)
Share of distributed income of 50%-or-less-owned affiliate net of equity pick-up	(191,860)	(65,545)	(31,485)	(6,838)	(7,077)	(8,321)	2,525	(821)	(8,321)	(821)
Share of pretax loss of 50%-or-less-owned affiliate with guaranteed debt net of equity pick-up	102	217	145	1,552	—	—	—	—	—	—
Amortization of capitalized interest	875	904	598	266	775	715	175	168	715	168
Interest	120,370	108,621	65,882	92,718	309,368	299,338	71,832	142,803	233,197	58,300
Interest portion of rental expense	3,782	2,964	2,037	683	3,403	3,406	851	747	3,406	747

	€375,568	€372,165	€230,457	€130,691	€318,263	€303,689	€71,937	€76,510	€239,016	€42,459

Interest	120,370	108,621	65,882	92,718	309,368	299,338	71,832	142,803	233,197	58,300
Interest capitalized during the period	—	522	348	909	364	—	—	—	—	—
Interest portion of rental expense	3,782	2,964	2,037	683	3,403	3,406	851	747	3,406	747
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	321	304	145	51	—	—	—	—	—	—

	€124,473	€112,411	€68,412	€94,361	€313,135	€302,744	€72,683	€143,550	€236,603	€59,047

Ratio of Earnings to Fixed Charges	3.0 times	3.3 times	3.4 times	1.4 times	1.0 times	1.0 times	1.0 times	0.5 times	1.0 times	0.7 times

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  Exhibit 12.1